                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 1999.

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______

     Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       Ogden Projects Profit Sharing Plan
                                  40 Lane Road
                                  P.O. Box 2615
                        Fairfield, New Jersey 07007-2615

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Ogden Corporation
                             Two Pennsylvania Plaza
                               New York, NY 10121

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden Projects Profit Sharing
Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                    OGDEN PROJECTS PROFIT SHARING PLAN ADMINISTRATIVE COMMITTEE

                    By: /S/ ANDREA R. EHRLICH
                        --------------------------------------------------------
                        Andrea R. Ehrlich
                        Member of the Ogden Projects Profit Sharing Plan Administrative Committee

Date: June 28, 2000

                    OGDEN PROJECTS PROFIT SHARING PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                    DECEMBER 31, 1999 AND 1998,
                    SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
                    DECEMBER 31,1999, AND
                    INDEPENDENT AUDITORS' REPORT

OGDEN PROJECTS PROFIT SHARING PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------



                                                                          PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1999 AND 1998:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                           4-11

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1999:

   Item 27(a) - Schedule of Assets Held for Investment Purposes             12

   Item 27(d) - Schedule of Reportable Transactions                         13


INDEPENDENT AUDITORS' REPORT

Ogden Projects Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogden Projects Profit Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP
New York, New York
June 15, 2000

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998



----------------------------------------------------------------------------

ASSETS                                            1999               1998
INVESTMENTS                                   $49,918,705        $42,614,193

RECEIVABLES - Employer contributions                    -          2,532,963
                                              -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS             $49,918,705        $45,147,156
                                              -----------        -----------


See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998



----------------------------------------------------------------------------------------

                                                              1999               1998

EARNINGS ON INVESTMENTS:

  Interest and dividends                                  $ 3,298,358        $ 2,364,508
  Net appreciation in the fair value of investments         1,545,438          2,218,396
  Investment management fees                                  (22,960)           (30,268)
                                                          -----------        -----------

            Net investment earnings                         4,820,836          4,552,636
                                                          -----------        -----------

CONTRIBUTIONS:
  Employer                                                      8,106          2,509,759
  Employee                                                  1,915,439          1,957,777
                                                          -----------        -----------

     Total contributions                                    1,923,545          4,467,536
                                                            -----------        ---------

DISTRIBUTIONS TO PARTICIPANTS                              (1,976,842)          (817,119)
                                                          -----------        -----------

NET TRANSFER FROM OTHER PLANS                                   4,010                  -
                                                          -----------        -----------

NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                                               4,771,549          8,203,053

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                        45,147,156         36,944,103
                                                          -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                              $49,918,705        $45,147,156
                                                          ===========        ===========


See notes to financial statements.

OGDEN PROJECTS PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Ogden Projects Profit Sharing Plan (the "Plan") are in conformity with accounting principles generally accepted in the United States of America. The following is a description of the more significant of these policies:

     a. INVESTMENT FUNDS - During 1999 and 1998, the Plan included the following funds in which participants could elect to invest their Plan assets. Funds denoted by an asterisk (*) are new investment options offered during 1999.

          - T. ROWE PRICE EQUITY INCOME FUND - This fund invests in stocks that pay above-average dividends.

          - T. ROWE PRICE STABLE VALUE FUND ("STABLE VALUE FUND") - This fund invests in investment contracts issued by high-quality insurance companies and banks.

          - T. ROWE PRICE U.S. TREASURY MONEY FUND ("U.S. TREASURY MONEY FUND") - This fund invests primarily in short-term U.S. treasury securities.

          - FIDELITY MAGELLAN FUND - This fund invests in common stock of domestic, foreign, and multinational companies of all sizes. The fund may also invest in bonds.

          - T. ROWE PRICE INTERNATIONAL STOCK FUND - This fund invests in established non-U.S. companies.

          - T. ROWE PRICE BALANCED FUND - This fund invests approximately 60% in stocks and 40% in bonds.

          - T. ROWE PRICE SPECTRUM INCOME FUND - This fund invests in five U.S. bond funds, two international bond funds, a money market fund, and an income-oriented stock fund.

          - T. ROWE PRICE BLUE CHIP GROWTH FUND - This fund invests in large and medium-sized blue chip growth companies.

          - T. ROWE PRICE EQUITY INDEX 500 FUND - This fund invests in the 500 stocks that make up the S&P 500 Index.

          - T. ROWE PRICE SMALL-CAP VALUE FUND - This fund invests in small companies that appear to be undervalued.

          - *T. ROWE PRICE NEW HORIZONS - This aggressive fund seeks high long-term growth. It invests in small-company stocks and takes a growth approach to investing. This fund is subject to the abrupt and unpredictable market movements associated with small-company stocks.

          - OGDEN STOCK FUND - This fund invests in Ogden Corporation common stock, traded on the New York Stock Exchange.

          Shares in group trust funds were determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocation of income, realized and unrealized gains and losses, and administrative expenses were determined monthly on the basis of each plan's proportionate share in the Trust assets stated at fair value.

          The Stable Value Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1999 and 1998 for the various investment contracts ranged from 5.88% to 8.41% and 5.57% to 8.41%, respectively. The average yields of the Stable Value Fund for the years ended December 31, 1999 and 1998 were 6.35% and 6.59%, respectively. All investment contracts in the Stable Value Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest.

     b. INVESTMENT VALUATION - Investments in securities listed on national securities exchanges are valued at closing composite prices published for the last business day of the year. Investments in guaranteed investment contracts included in the Stable Value Fund are stated at contract value. Investments in the U.S. Treasury Money Fund and the Merrill Lynch Treasury Fund are stated at cost plus investment income which approximates fair value. Other investments are stated at fair value as determined by the Trustee.

     c. INVESTMENT TRANSACTIONS AND INVESTMENT INCOME - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned.

     d. UNITED STATES FEDERAL INCOME TAXES - The Plan and trust is intended to be qualified under Section 401(a) and tax exempt under Section 501(a) of the Internal Revenue Code (the "Code"), respectively. The Plan received a favorable determination letter from the Internal Revenue Service dated June 16, 1995. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     e.   DISTRIBUTIONS TO PARTICIPANTS - Benefits are recorded when paid.

     f. GENERAL - The financial statements are prepared in conformity with generally accepted accounting principles. These principles require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

     a. GENERAL INFORMATION - The Plan is an employee savings plan providing for both employer and employee contributions. The Plan includes a pre-tax savings feature which is intended to qualify under Sections 401(k) and 401(a) of the Code. Prior to January 1, 1998, the plan included an after-tax savings feature which was intended to qualify under Section 401(a) of the Code. The after-tax feature of the Plan was discontinued effective December 31, 1997 (see note 2(j)). The Plan is intended to conform with the requirements of the Tax Reform Act of 1986 (TRA) and the Technical and Miscellaneous Revenue Act of 1988 (TAMRA).

     b. ADMINISTRATION OF THE PLAN - The Administrative Committee is appointed by the Board of Directors (the "Board") of Ogden Corporation ("Ogden") and serves as a fiduciary of the Plan. The Administrative Committee has general responsibility for the administration and interpretation of the Plan.

          The Ogden Energy Group Investment Committee is responsible for the appointment of investment advisors and reviewing the performance of the investment portfolio. Costs related to the administration of the Plan are paid by the participants out of Plan assets.

     c. PARTICIPATION - Each employee who was, as of December 31, 1988, a participant in the Plan continued to be a participant if they were employed by Ogden Energy Group, Inc., ("OEG") on such date. Each other employee who performs an hour of service after December 31, 1988 becomes a participant on the first day of the month coinciding with or next following the earlier of: (i) the last day of a period of 6 months of continuous employment and (ii) the close of: (a) a twelve-month period if they had at least 1,000 hours of service or (b) a Plan year during which they had at least 1,000 hours of service.

     d. VESTING - Vesting of employer contributions to the Plan is determined based on the period of vesting service by participants commencing on their date of hire to their date of termination of service in accordance with the following schedule:



                                                                                               PERCENT
               YEARS OF VESTING SERVICE IN THE PLAN                                             VESTED

          Less than one year of vesting service                                                      0%
          One but less than two years of vesting service                                            20
          Two but less than three years of vesting service                                          40
          Three but less than four years of vesting service                                         60
          Four but less than five years of vesting service                                          80
          Five or more years of vesting service                                                    100


          Participant contributions are immediately 100 percent vested.

     e. CONTRIBUTIONS - Contributions paid by OEG are determined by the Board. The Board's determination may be expressed in terms of a stated percentage of OEG's annual net profit, as a fixed dollar amount or as a percentage of total compensation paid to each participant. The contribution may not exceed the amount deductible by OEG for Federal income tax purposes and may be made only out of its current or accumulated earnings and profits. For 1999, the employer did not make a discretionary contribution. On June 15, 2000, the Compensation Committee of the Board approved a discretionary contribution for 1999 that is expected to be paid to the plan in July 2000. The allocation of the contributions to individual participants is based on the relationship of compensation paid to each participant to the compensation paid to all participants. Participants may contribute one to ten percent of their annual compensation on a pre-tax basis. For 1999 and 1998, participant pre-tax contributions could not exceed $10,000 in accordance with IRS Regulations.

     f. DISTRIBUTION FROM THE PLAN BECAUSE OF HARDSHIP - Withdrawals are permitted if a participant establishes, to the satisfaction of the Administrative Committee, a financial need for funds for which there is no other money available such as: (i) to purchase a primary residence, (ii) to pay uninsured medical expenses for the participant or immediate family, (iii) to prevent mortgage foreclosure on, or eviction from their primary residence, or (iv) to pay post-secondary educational expenses for the participant, spouse, children or dependents.

     g. PAYMENTS FROM THE PLAN'S TRUST - The value of a participant's interest in the Plan is payable upon retirement, disability, death, or termination of employment, as follows:

          i) Upon termination of service of a participant on or after retirement date or by reason of death or disability, an amount equal to the value of the participant's account as of the valuation date next following the date of termination of service, whether or not such participant has a vested interest in such account, is paid from the Trust. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than the April 1st of the year following the year the participant attains age 70-1/2.

          ii) Upon the termination of service of any participant which occurs other than on his/her retirement date and for any reason other than death or disability, the terminated participant is paid in a lump sum amount equal to the value, as of the valuation date coincident with or following the date of termination of service, of the vested interest, if any, in the account. Such payment is made to the participant as soon as practicable after termination of service. Participants may elect to receive the distribution valued as of any month after the date of termination of service but not later than April 1st of the year following the year the participant attains age 70-1/2.

               Any benefit payable under the Plan pursuant to (i) above is paid as one lump sum payment from the Trust, with a supplemental payment to be made as promptly as possible in respect to any contribution allocated to the participant's account for the Plan year.

     h. LOANS - In accordance with Plan policy, participants can borrow against the vested portion of their account balance. Borrowings are limited to the lesser of $50,000 or 50 percent of the participant's vested balance (not to exceed certain limitations). While such loans do not represent a reduction of the participant's account balance, participants are prohibited from receiving allocations (earnings) based on the loan amounts, although when the loans are repaid, the interest expense incurred by the participant is added to the participant's account balance. The interest rate on such loans is the Trustee's (T. Rowe Price) prime lending rate plus one percent.

     i. AMENDMENT, SUSPENSION AND TERMINATION - The Board or the Administrative Committee may amend the Plan at any time. No such amendment, however, may have the effect of diverting to

          OEG any part of the Plan or of diverting any part of the Plan for any purpose other than for the exclusive benefit of the participants. Likewise, an amendment may not reduce the interest of any participant in the Plan accrued prior to such amendment. The Board or the Administrative Committee may, however, make such amendments to the extent required to conform the Plan to ERISA or to maintain the continued qualified status of the Plan under the Code.

          OEG expects to continue the Plan indefinitely, but reserves the right to suspend contributions or to modify or terminate the Plan at any time. Upon termination of the Plan or discontinuance of contributions thereunder, the interest of each participant is fully vested and nonforfeitable.

     j. Effective January 1, 1998, participants in the Plan may not elect to, nor continue to, make after-tax contributions to the Plan. Any after-tax contributions made by a participant on or before December 31, 1997 and credited to his/her after-tax contribution account shall remain in such after-tax contribution account and will continue to be adjusted in accordance with the provisions of the Plan document.

     k. Forfeitures - Forfeitures arising under the Plan during the year are allocated by the Administrative Committee to Participants' accounts in the same manner as contributions (see note 2e).

3.    NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1999 and 1998:



 DECEMBER 31, 1999:                                              U.S.
                        EQUITY        OGDEN        STABLE      TREASURY                               INTERNATIONAL
                        INCOME        STOCK        VALUE         MONEY         LOAN       MAGELLAN       STOCK      BALANCED
                         FUND          FUND         FUND         FUND          FUND         FUND          FUND        FUND
INVESTMENTS           $ 12,584,933  $ 2,214,231  $ 7,948,309   $ 1,823,155  $ 1,131,647  $ 12,573,033  $ 4,039,440   $ 965,969

RECEIVABLES -
  Employer
  contributions                  -            -            -             -            -             -            -           -

                      ------------  -----------  -----------   -----------  -----------  ------------  -----------   ---------

NET ASSETS
  AVAILABLE
  FOR BENEFITS        $ 12,584,934  $ 2,214,231  $ 7,948,309   $ 1,823,154  $ 1,131,647  $ 12,573,033  $ 4,039,440   $ 965,969
                      ============  =========== ============  ============ ============ ============= ============  ==========



                      SPECTRUM     BLUE CHIP      EQUITY     SMALL-CAP       NEW
                       INCOME       GROWTH      INDEX 500      VALUE      HORIZONS
                        FUND         FUND          FUND        FUND         FUND          TOTAL
INVESTMENTS            $ 157,909   $ 3,046,888  $ 2,979,342   $ 248,840     $ 205,009  $ 49,918,705

RECEIVABLES -
  Employer
  contributions                -             -            -           -             -             -
                      ------------  -----------  -----------   -----------  -----------  ------------
NET ASSETS
  AVAILABLE
  FOR BENEFITS         $ 157,909   $ 3,046,888  $ 2,979,342   $ 248,840     $ 205,009  $ 49,918,705
                      ==========  ============ ============  ==========    ========== =============




 DECEMBER 31, 1998:                                              U.S.
                        EQUITY        OGDEN        STABLE      TREASURY                               INTERNATIONAL
                        INCOME        STOCK        VALUE         MONEY         LOAN       MAGELLAN       STOCK      BALANCED
                         FUND          FUND         FUND         FUND          FUND         FUND          FUND        FUND

INVESTMENTS           $ 14,079,298  $ 1,459,861  $ 7,692,878   $ 1,928,673  $ 1,079,058   $ 8,502,908  $ 3,279,963   $ 910,923

RECEIVABLES -
  Employer
  contributions            701,636      123,750      356,386       128,081            -       544,725      294,302      62,545
                          --------     --------     --------      --------  ------------     --------     --------     -------

NET ASSETS
  AVAILABLE
  FOR BENEFITS        $ 14,780,934  $ 1,583,611  $ 8,049,264   $ 2,056,754  $ 1,079,058   $ 9,047,633  $ 3,574,265   $ 973,468
                      ============  ===========  ===========   ===========  ===========   ===========  ===========   =========



                       SPECTRUM     BLUE CHIP      EQUITY     SMALL-CAP
                        INCOME       GROWTH      INDEX 500      VALUE
                         FUND         FUND          FUND        FUND         TOTAL

INVESTMENTS             $ 133,839   $ 1,895,133  $ 1,476,371   $ 175,288  $ 42,614,193

RECEIVABLES -
  Employer
  contributions            11,644       150,760      126,890      32,244     2,532,963
                          -------      --------     --------     -------     ---------

NET ASSETS
  AVAILABLE
  FOR BENEFITS          $ 145,483   $ 2,045,893  $ 1,603,261   $ 207,532  $ 45,147,156
                        =========   ===========  ===========  ==========  ============


4.   CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
The changes in net assets available for benefits, by fund, for the year ended December 31, 1999 were as follows:



                                           EQUITY       OGDEN       STABLE        NEW     U.S. TREASURY
                                           INCOME       STOCK       VALUE      HORIZONS       MONEY      LOAN      MAGELLAN
                                            FUND        FUND         FUND        FUND         FUND       FUND        FUND
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends               $ 1,220,348    $ 62,077    $ 442,923    $ 21,177     $ 89,410    $ 91,350  $ 1,011,518
  Net appreciation (depreciation)
     in fair value of investments         (631,469)   (946,035)                  18,811                        -    1,322,570
  Investment management fees                (4,019)     (2,174)      (2,242)        (15)        (597)          -      (11,102)
                                       -----------    --------    ---------    --------     --------    --------  -----------

           Net investment earnings         584,860    (886,132)     440,681      39,973       88,813      91,350    2,322,986
                                       -----------    --------    ---------    --------     --------    --------  -----------

CONTRIBUTIONS:
  Employer                                   4,863           -            -           -            -           -            -
  Employee                                 429,520      95,003      206,232       2,918       63,829           -      529,663
                                       -----------    --------    ---------    --------     --------    --------  -----------

           Total contributions             434,383      95,003      206,232       2,918       63,829           -      529,663
                                       -----------    --------    ---------    --------     --------    --------  -----------

DISTRIBUTIONS TO PARTICIPANTS             (899,258)     (9,660)    (234,847)          -      (10,011)    (45,025)    (426,685)
                                       -----------    --------    ---------    --------     --------    --------  -----------

TRANSFERS (TO) FROM OTHER FUNDS         (2,315,985)  1,431,409     (513,021)    162,118     (376,231)      6,264    1,099,436
                                       -----------   ---------    ---------    --------     --------    --------  -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS         (2,196,000)    630,620     (100,955)    205,009     (233,600)     52,589    3,525,400

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                     14,780,934   1,583,611    8,049,264           -    2,056,754   1,079,058    9,047,633
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                         $ 12,584,934 $ 2,214,231  $ 7,948,309  $ 205,009  $ 1,823,154  $ 1,131,647 $ 12,573,033
                                      ============ ===========  ===========  =========  ===========  =========== ============




                                      INTERNATIONAL               SPECTRUM   BLUE CHIP      EQUITY     SMALL-CAP
                                          STOCK     BALANCED      INCOME      GROWTH     INDEX 500      VALUE
                                          FUND        FUND         FUND        FUND         FUND         FUND         TOTAL
EARNINGS (LOSSES) ON INVESTMENTS:
  Interest and dividends                $ 215,291    $ 38,635   $ 10,830     $ 32,819     $ 42,690     $ 19,290    3,298,358
  Net appreciation (depreciation)
     in fair value of investments         886,601      56,147    (10,504)     461,486      400,119      (12,288)   1,545,438
  Investment management fees               (1,040)       (283)       (40)        (737)        (636)         (75)     (22,960)
                                        ---------    --------   --------     --------     --------     --------    ---------

           Net investment earnings      1,100,852      94,499        286      493,568      442,173        6,927    4,820,836
                                        ---------    --------   --------     --------     --------     --------    ---------

CONTRIBUTIONS:
  Employer                                  3,243           -          -            -            -            -        8,106
  Employee                                 182,050      69,142      12,024    160,669      128,495       35,894    1,915,439
                                        ---------    --------   --------     --------     --------     --------    ---------

           Total contributions            185,293      69,142     12,024      160,669      128,495       35,894    1,923,545
                                        ---------    --------   --------     --------     --------     --------    ---------

DISTRIBUTIONS TO PARTICIPANTS            (188,823)    (29,191)    (1,021)     (96,818)     (35,502)          (1)  (1,976,842)
                                        ---------    --------   --------     --------     --------     --------    ---------

TRANSFERS (TO) FROM OTHER FUNDS          (632,147)   (141,949)     1,137      443,576      840,915       (1,512)       4,010
                                        ---------    --------   --------     --------     --------     --------    ---------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS           465,175      (7,499)    12,426    1,000,995    1,376,081       41,308    4,771,549

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                     3,574,265     973,468    145,483    2,045,893    1,603,261      207,532   45,147,156
                                        ---------     -------    -------    ---------     --------     --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                         $4,039,440   $ 965,969  $ 157,909  $ 3,046,888  $ 2,979,342    $ 248,840  $ 49,918,705
                                      ==========   =========  =========  ===========  ===========    =========  ============


     CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
The changes in net assets available for benefits, by fund, for the year ended December 31, 1998 were as follows:



                                           EQUITY       OGDEN       STABLE        ML      U.S. TREASURY
                                           INCOME       STOCK       VALUE      TREASURY       MONEY      LOAN      MAGELLAN
                                            FUND        FUND         FUND        FUND         FUND       FUND        FUND
EARNINGS (LOSSES) ON INVESTMENTS:

  Interest and dividends               $ 1,133,664    $ 66,782    $ 398,928    $ 34,353     $ 55,384    $ 98,238    $ 367,790
  Net appreciation (depreciation)
     in fair value of investments          228,350    (185,710)                                                     1,527,848
  Investment management fees                (8,750)     (2,387)      (3,826)       (809)        (575)                (10,730)
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------

           Net investment earnings       1,353,264    (121,315)     395,102      33,544       54,809      98,238    1,884,908
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------

CONTRIBUTIONS:
  Employer                                 689,982     119,088      359,479                  126,722                  537,455
  Employee                                 602,275     140,507      211,560      35,168       34,788                  495,790
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------

     Total contributions                 1,292,257     259,595      571,039      35,168      161,510                1,033,245
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------

DISTRIBUTIONS TO PARTICIPANTS             (555,767)    (33,218)    (107,992)       (858)      (4,073)    (20,380)     (68,002)
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------

TRANSFERS (TO) FROM OTHER FUNDS         (3,971,787)     60,284      394,995  (1,664,921)   1,844,508    (130,552)     827,672
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS         (1,882,033)    165,346    1,253,144  (1,597,067)   2,056,754    (52,694)    3,677,823

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                     16,662,967   1,418,265    6,796,120   1,597,067                1,131,752    5,369,810
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                          $ 14,780,934 $ 1,583,611  $ 8,049,264  $           $ 2,056,754 $ 1,079,058  $ 9,047,633
                                       -----------   ---------    ---------    --------    ---------  ----------  -----------



                                      INTERNATIONAL               SPECTRUM   BLUE CHIP      EQUITY     SMALL-CAP
                                          STOCK     BALANCED      INCOME      GROWTH     INDEX 500      VALUE
                                          FUND        FUND         FUND        FUND         FUND         FUND         TOTAL
EARNINGS (LOSSES) ON INVESTMENTS:

  Interest and dividends                $ 119,792    $ 30,488    $ 8,719     $ 27,556     $ 10,451     $ 12,363    2,364,508
  Net appreciation (depreciation)
     in fair value of investments         319,334     102,689     (1,080)     122,047      139,059      (34,141)   2,218,396
  Investment management fees               (1,808)       (515)       (63)        (361)        (395)         (49)     (30,268)
                                        ---------     -------    -------    ---------     --------     --------   ----------

           Net investment earnings        437,318     132,662      7,576      149,242      149,115      (21,827)   4,552,636
                                        ---------     -------    -------    ---------     --------     --------   ----------

CONTRIBUTIONS:
  Employer                                292,950      62,545     11,644      150,760      126,890       32,244    2,509,759
  Employee                                249,576      81,534      4,179       70,372       25,307        6,721    1,957,777
                                        ---------     -------    -------    ---------     --------     --------   ----------

     Total contributions                  542,526     144,079     15,823      221,132      152,197       38,965    4,467,536
                                        ---------     -------    -------    ---------     --------     --------   ----------

DISTRIBUTIONS TO PARTICIPANTS             (15,290)    (11,487)       (52)                                           (817,119)
                                        ---------     -------    -------    ---------     --------     --------   ----------

TRANSFERS (TO) FROM OTHER FUNDS          (542,472)   (107,725)   122,136    1,675,519    1,301,949      190,394
                                        ---------     -------    -------    ---------     --------     --------   ----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS           422,082     157,529    145,483    2,045,893    1,603,261      207,532    8,203,053

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                     3,152,183     815,939                                                     36,944,103
                                        ---------     -------    -------    ---------     --------     --------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                          $ 3,574,265   $ 973,468  $ 145,483  $ 2,045,893  $ 1,603,261    $ 207,532 $ 45,147,156
                                        ---------     -------    -------    ---------     --------     --------   ----------


OGDEN PROJECTS PROFIT SHARING PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999



---------------------------------------------------------------------------------------------------------------------------------

                                                   DESCRIPTION OF           NUMBER OF                              CURRENT
              IDENTITY OF ISSUE                      INVESTMENT           SHARES/UNITS            COST              VALUE

MUTUAL FUNDS:
  T. Rowe Price Equity Income Fund                 Mutual Fund                     507,252        $12,213,736        $12,584,934
  T. Rowe Price Stable Value Fund                  GIC                           7,948,309          7,948,309          7,948,309
  T. Rowe Price US Treasury Money Fund             Mutual Fund                   1,823,155          1,823,155          1,823,154
  Fidelity Magellan Fund                           Mutual Fund                      92,022          9,549,023         12,573,033
  T. Rowe Price International Stock Fund           Mutual Fund                     212,267          3,063,710          4,039,440
  T. Rowe Price Balanced Fund                      Mutual Fund                      49,059            831,846            965,969
  T. Rowe Price Spectrum Income Fund               Mutual Fund                      14,744            168,321            157,909
  T. Rowe Price Blue Chip Growth Fund              Mutual Fund                      83,844          2,510,373          3,046,888
  T. Rowe Price Equity Index 500 Fund              Mutual Fund                      75,312          2,528,679          2,979,342
  T. Rowe Price Small Cap Value Fund               Mutual Fund                      14,123            282,075            248,840
  T. Rowe Price New Horizons Fund                  Mutual Fund                       7,447            187,012            205,009
                                                                                                     --------           -------

COMMON STOCKS:
 *Ogden Corporation                                Common Stock                    185,485          3,141,968          2,214,231

PARTICIPANT LOANS:
  Participant Loans                                Loans                           N/A              1,131,647          1,131,647
                                                                                                   ----------          ---------

TOTAL ASSETS HELD FOR
   INVESTMENTS                                                                                    $45,379,854        $49,918,705
                                                                                                 ============        ===========



*Party-in-interest

OGDEN PROJECTS PROFIT SHARING PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1999



--------------------------------------------------------------------------------------------------------------------------------

                                            DESCRIPTION            PURCHASE           SELLING         COST OF         NET GAIN
             IDENTITY OF ISSUE               OF ASSETS              PRICE              PRICE           ASSET           (LOSS)

SERIES OF TRANSACTIONS
  INVOLVING SECURITIES OF
  THE SAME ISSUE:
  Fidelity Magellan Fund                    Mutual Fund           $ 4,213,248        $        -       $        -     $        -
  T. Rowe Price Equity Income Fund          Mutual Fund                               3,342,394        2,479,817        862,577

